Filed by BlackRock New Jersey Municipal Income Trust

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: BlackRock New Jersey Municipal Income Trust

Commission File No.: 811-10335

Date: March 16, 2018

I M P O R T A N T

 URGENT PROXY VOTING REQUEST

BLACKROCK NEW JERSEY MUNICIPAL BOND TRUST (“BLJ”)

BLACKROCK NEW JERSEY MUNICIPAL INCOME TRUST (“BNJ”)

Dear Shareholder:

You were previously sent proxy materials for the Joint Special Meeting of Shareholders (the “Meeting”) of BLJ and BNJ (collectively, the “Funds” and each, a “Fund”), which will be held at the offices of BlackRock Advisors, LLC, 1 University Square Drive, Princeton, NJ 08540, on Wednesday, March 28, 2018, at 3:00 p.m. (Eastern time).

Each Fund’s Board of Trustees (each, a “Board”) recommends that shareholders vote FOR each of the proposals and believes they are in the best interest of the Funds and ultimately the Fund’s shareholders.

As one of our valued shareholders, your vote is needed to reach the participation levels required to approve these proposals.

Your vote is very important — please vote your proxy TODAY by telephone, via the Internet, or by signing and returning the enclosed proxy card or voting instruction form.

We greatly appreciate your time and your investment in the BlackRock closed end funds.

If you have any questions concerning the proposals, please feel free to contact Georgeson LLC, the Funds proxy solicitor, toll free at 1-866-328-5445.

If you have already voted, thank you for your response.

Vote Now! Your Investment, Your Vote!

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